UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 6, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32349

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Signet Jewelers Limited US Employee
Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton
Bermuda

The following financial statements for the Signet Jewelers Limited US Employee Stock Savings Plan are being filed herewith:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Signet Jewelers
Limited US Employee Stock Savings Plan
and the Board of Directors of Signet
Jewelers Limited
Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying Statements of Financial Condition of Signet Jewelers Limited US Employee Stock Savings Plan (the “Plan”) as of December 6, 2019 and April 30, 2019, and the related Statements of Changes in Plan Equity for the period from May 1, 2019 through December 6, 2019 and the years ended April 30, 2019 and 2018. In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Plan as of December 6, 2019 and April 30, 2019, and the changes in plan equity for the period from May 1, 2019 through December 6, 2019 and the years ended April 30, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have provided audit services to the Plan Sponsor since 2004.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

February 21, 2020

Signet Jewelers Limited US Employee Stock Savings Plan
Statements of Financial Condition
December 6, 2019 and April 30, 2019

	December 6, 2019	April 30, 2019
Assets:
Plan receivable from Signet Jewelers Limited	$—	$2,043,155
Total assets	—	2,043,155

Liabilities:
Participant withdrawals payable	—	75,543
Total liabilities	—	75,543

Plan equity:
Plan equity	—	1,967,612
Total plan equity	$—	$1,967,612

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan
Statements of Changes in Plan Equity
For the Period From May 1, 2019 through December 6, 2019 and the Years Ended April 30, 2019 and April 30, 2018

	For the Periods Ended
	December 6, 2019	April 30, 2019	April 30, 2018
Additions:
Participants’ contributions during the year	$517,626	$2,461,648	$4,625,819
Total additions	517,626	2,461,648	4,625,819

Deductions:
Participants’ withdrawals during the year	(2,485,238)	(4,438,857)	(5,827,118)
Assets used for stock purchases	—	(9,014)	(668)
Change in plan equity	(1,967,612)	(1,986,223)	(1,201,967)

Plan equity:
Beginning of year	1,967,612	3,953,835	5,155,802
End of year	$—	$1,967,612	$3,953,835

The accompanying notes are an integral part of these financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
December 6, 2019, April 30, 2019, and April 30, 2018

1. Description of the Plan
The following description of the Signet Jewelers Limited (the “Company”) US Employee Stock Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the provisions of the Plan.
The Signet Jewelers Limited US Employee Stock Savings Plan was adopted by the Board of Directors of the Company (the “Board”) on July 9, 2008.
The Plan provides eligible employees with an opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares of the Company. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum number of shares that may be placed under options under the Plan is 8,568,841 shares, subject to any adjustment in the number of shares available pursuant to the terms of the Plan. In addition, as of any date within any period of ten years, not more than 10% of the shares issued immediately prior to such date may in the aggregate be issued or issuable pursuant to rights acquired under the Plan and any other employee share plans adopted by the Company. For purposes of the foregoing limit, shares subject to options which have lapsed are not taken into account. As of December 6, 2019, 355,070 shares had been issued under the Plan.
Term
The Plan will remain in effect until the first to occur of (i) its termination by the Board or (ii) the expiry of ten years from the date of its adoption. Accordingly, the Plan expired on July 9, 2018, but outstanding grants will continue in effect until funds are used for either the purchase of shares or withdrawals to the participants. As of December 6, 2019, all funds had been withdrawn by the participants, and all Plan activities ceased as of that date.
Eligibility
Employees will be eligible to participate in the Plan, if as of September 1 of the year an employee: 1) has been continuously employed with either Zale Canada Co., Signet US Holdings, Inc. or its subsidiaries thereof for at least twelve months, 2) has worked at least 1,000 hours during the preceding twelve months; and 3) does not or would not, after exercise of all outstanding options, hold 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof. As of December 6, 2019, there were no active participants in the Plan. At April 30, 2019, the Plan had 884 active participants.
Contributions
Eligible employees may participate in the Plan by entering into a savings contract, during the enrollment period, in the manner and in the form provided by the Company. Under each savings contract, employees will agree to have amounts withheld from their salary as a payroll deduction for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board on the amount of savings permitted under the Plan. As a result, eligible employees are permitted to enter into more than one savings contract at a time, so long as the participant's contributions under the Plan are not less than $10 or more than $400 for any month. A participant cannot change the rate of payroll deductions once a savings contract has commenced. Participants' contributions are made after applicable withholding taxes have been withheld from the participants’ earnings.
The Company will designate eligibility periods during which eligible employees may elect to enter into a savings contract. These eligibility periods ordinarily relate to periods following the announcement of the Company's financial results during which the Company is permitted to grant options with respect to shares.
As permitted by the Plan document, the Company determined that each savings contract begins on approximately the second pay date in October of the contract year and concludes 27 months after inception. Contributions withheld for participants are held in a Company bank account and are a general liability of the Company and a receivable to the Plan.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
December 6, 2019, April 30, 2019, and April 30, 2018

Grant and Exercise Price of Options
Employees are granted with respect to each savings contract one option to acquire shares of the Company at the end of the term of such contract. Each option represents a right to purchase the largest number of shares, determined at the date of grant that could be bought with the accumulated savings under a savings contract at the exercise price per share with respect to such option. Options are granted as of the first business day of any period during which savings may accrue and be accumulated under a savings contract.
The exercise price per share under a savings contract will be determined by the Board, but will not be less than 85% of the fair market value using the mid-market closing price of a share as of the date of grant of such option.
No employee may be granted an option that permits his or her rights to acquire shares under the Plan and all other plans qualifying for treatment as “employee stock purchase plans” under Section 423 of the Code established by the Company or its subsidiaries to accrue at a rate that exceeds $25,000 in fair market value of such shares (determined at the date of grant) for each calendar year.
Payment of Benefits
At the end of the contract savings period, a transaction will automatically take place based on the market value of the Company's stock at that time. If the market value is higher than the exercise price set at the beginning of the savings period, the Company's shares will automatically be purchased and deposited into a participant's account that is automatically set-up on their behalf. In the event that the market value is lower than the exercise price, participants will be issued a refund of the monies withheld during the savings period. In addition, any residual balances will be distributed to the participant. Additionally, a participant or their beneficiary or estate will also have options exercised as described above for the following reasons that occur prior to the completion of the two-year savings contract:

•	Death

•	Disability

•	Retirement after attaining age 60, or

•	Involuntary termination of employment by the Company without cause.
Income Taxes
The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. The Plan administrators believe the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares upon exercise of an option under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of shares of the Company purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan. Eligible employees should consult with their own tax advisors as to the tax consequences of their particular transactions under the Plan.
Plan Termination
The Board may at any time terminate or amend the Plan in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plan (other than amendments which are minor in nature and made to benefit the administration of the Plan, amendments necessary for the Plan to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plan, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase shares under all outstanding options as if the Plan was terminated at the end of the term of a savings contract and any remaining accumulated savings shall be refunded in cash to the participants, unless the Board determines otherwise.
Adjustments
Upon a change in capital structure of the Company, an equitable adjustment shall be made to each outstanding option such that each such option shall thereafter pertain to an equivalent number of shares after such change as before such change, or, at the sole discretion of the Company, provide for such securities, cash and/or other property as would have been received in respect of the shares subject to such option had such option been exercised in full immediately prior to such change. Such an adjustment shall be made successively each time any such change shall occur. In addition, in the event of any such change, the Company shall make any further adjustment to the number of shares and exercise price per share subject to outstanding options as shall be equitable to prevent dilution or enlargement of rights under such options and the determination of the Company as to these matters shall be conclusive, final and binding on all participants and other persons. In the event of a change in control of the Company, if options granted under the Signet Jewelers Limited Rules of the Sharesave Scheme (adopted on July 9, 2008, as amended) become exercisable then options under the Plan will concurrently become exercisable in the same manner and subject to the same limitations, to the extent consistent with and not in derogation of the rules of the Plan pursuant to Section 423 of the Code and other applicable law.

Signet Jewelers Limited US Employee Stock Savings Plan
Notes to Financial Statements
December 6, 2019, April 30, 2019, and April 30, 2018

Withdrawals
A participant may cancel a savings contract and withdraw the accumulated savings attributable to a savings contract at any time. However, if a participant cancels a saving contract prior to the end of its term, the participant generally forfeits the opportunity to purchase shares under the option relating to such contract. If a participant cancels a savings contract by reason of the participant’s death, disability or retirement after attaining age 60 or involuntary termination of employment by the Company without cause, then such cancellation will be treated in accordance with the Payment of Benefits section described above. Participants will not be assessed a processing fee upon a cancellation.
Plan Administration
The Plan is administered by a committee appointed by the Board. The day-to-day administration of the Plan is managed by Solium Capital Inc. The Company pays all expenses of the Plan. Such expenses are not reflected in the accompanying financial statements.

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements in this report reflect the financial position and changes in plan equity of the Plan. The accompanying financial statements are prepared on the accrual basis of accounting, which is equivalent in the Plan's termination to use of the liquidation basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.
Subsequent Events
Management of the Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

SIGNET JEWELERS LIMITED US EMPLOYEE STOCK SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FROM MAY 1, 2019 THROUGH DECEMBER 6, 2019
INDEX TO EXHIBITS

Number	Description of Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signet Jewelers Limited US Employee Stock Savings Plan

Date:	February 21, 2020	By:	/s/ Joan Hilson
		Name:	Joan Hilson
		Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)